UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-31946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOSPIRA
ASHLAND UNION 401(k) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS HOSPIRA ASHLAND UNION 401(k) PLAN AND TRUST DECEMBER 31, 2006 AND 2005

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, Plan Administrator and Trustees of the
Hospira Ashland Union 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Hospira Ashland Union 401(k) Plan and Trust (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

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Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of or for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note B, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.

Grant Thornton LLP

Chicago, Illinois
June 19, 2007

Hospira Ashland Union 401(k) Plan and Trust
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
Assets		
Cash	$ 409	$ 8,316
Investments, at fair value (See Note B)	5,900,252	6,599,684
Interest receivable	22	28
Total assets	5,900,683	6,608,028
Liabilities		
Due to brokers	-	8,002
Net Assets Available for Benefits at Fair Value	5,900,683	6,600,026
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	(15,487)	(12,376)
NET ASSETS AVAILABLE FOR BENEFITS	$5,885,196	$6,587,650

The accompanying notes are an integral part of these statements.

Hospira Ashland Union 401(k) Plan and Trust
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006

Additions	
Contributions	
Employer	$ 89,219
Participant	456,083
Total contributions	545,302
Investment income	
Net appreciation in fair value of investments	334,123
Interest and dividends	199,677
Net investment income	533,800
Total additions to net assets	1,079,102
Deductions	
Benefits paid to participants	1,779,737
Other expenses	1,819
Total deductions from net assets	1,781,556
NET DECREASE IN NET ASSETS	(702,454)
Net assets available for benefits	
Beginning of year	6,587,650
End of year	$ 5,885,196

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira Ashland Union 401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, established effective September 1, 1996, is a defined contribution plan covering substantially all hourly factory employees under a collective bargaining agreement covering the Ashland, Ohio plant which was within the Hospital Products Division of Abbott Laboratories ("Abbott"), who have at least one month of service. On April 30, 2004, Abbott spun off its hospital products business into an independent corporation, Hospira, Inc. (the "Company" or "Hospira"). Abbott shareholders received one share of Company stock for every ten shares of Abbott stock they owned. The sponsorship of the Plan was transferred to the Company as part of the spin-off.

Participants who received Company stock through this distribution may continue to hold the stock in their account or transfer it to another Plan investment option. For those participant accounts that were invested in Abbott stock at the time of the sponsorship transfer, such amounts as directed by the participant may continue to be invested in Abbott stock or be redirected to the other investment options described below. No participant, however, may direct the investment of additional amounts into Abbott stock after the sponsorship transfer date. Additionally, as of December 1, 2005, Fiduciary Counselors Inc. was appointed as an independent fiduciary responsible for monitoring the suitability of both Abbott and Hospira stock under the Plan.

On February 1, 2006, Hospira approved and announced a plan for the closure of its Ashland, Ohio plant. The plant is expected to close in July 2007, after which time it is expected that the Plan will be terminated.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Mercer Trust Company ("Mercer") serves as trustee of the Plan.

Contributions

Employees can contribute from 1% to 15% of their gross wages on a pre-tax basis. After-tax contributions from 1% to 12% of gross wages may be made only if a participant makes pre-tax contributions of at least 3% of straight-time compensation.

Employer contributions are made to participant accounts in an amount equal to 50% of each participant's pre-tax contributions; however, no match will be made on a participant's pre-tax contribution in excess of 3% of the participant's compensation. Company contributions are made in cash and used to purchase the Company's common stock.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Participant Accounts

Each participant's account is credited with participant contributions, employer matching contributions, and allocations of fund earnings or losses.

Vesting

Participants are immediately vested in all contributions made to their accounts.

Investment Options

The Plan offers the following investment options: Hospira common stock, Abbott common stock (through April 30, 2004), KeyBank EB MaGIC 50 Fund, Victory Diversified Stock Fund, American Funds Income Fund of America, and American Funds Growth Fund of America.

Employer matching contributions must be invested in Company common stock. Participant contributions may be invested in any or all of the investment options, except for the Abbott common stock effective May 1, 2004.

Distributions

Distributions upon termination shall be in the form of a single lump-sum payment made as soon as administratively possible after receipt of distribution request from the participant.

Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balances. Loan terms cannot exceed five years. The loans are secured by the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through regular payroll deductions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust, KeyBank EB MaGIC 50 Fund. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan's interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Net Appreciation/(Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation/(depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

All major administrative expenses of the Plan are paid by the Company at the Company's discretion.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005, are as follows:

	2006	2005
Abbott common stock*	$1,952,297	$2,465,339
Hospira common stock*	1,119,055	1,332,560
American Funds Growth Fund of America	995,022	968,467
American Funds Income Fund of America	370,884	n/a
Victory Diversified Stock Fund Class A	656,395	793,358
KeyBank EB MaGIC 50 Fund	416,326	n/a

*Includes some shares that are non-participant directed (see note D)

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$ 150,806
Common stock	168,071
Collective funds	15,246
Net appreciation	$ 334,123

NOTE C – INVESTMENTS - Continued

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - NON-PARTICIPANT-DIRECTED INVESTMENTS

The Hospira common stock fund and the Abbott common stock fund are investment options that contain both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Hospira common stock fund and the Abbott common stock fund is as follows:

	2006	2005
Net assets		
Abbott common stock	$1,952,297	$2,465,339
Hospira common stock	1,119,055	1,332,560
Cash	409	8,316
Accrued income	22	28
Total assets	3,071,783	3,806,243
Due to broker	-	8,002
Net assets	$3,071,783	$3,798,241

	2006
Changes in net assets	
Employer contributions	$ 89,218
Participant contributions	246,972
Net appreciation/depreciation	168,070
Interest and dividends	61,976
Benefits paid to participants	(948,223)
Interfund transfers	(343,433)
Other expenses	(1,038)
	$(726,458)

NOTE E - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in common stock of the Company.

NOTE F - PLAN TERMINATION

The Company has expressed an intention to terminate the Plan after the Ashland plant closure. The Company has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA and subject to the collective bargaining agreement. Upon the event of termination of the Plan, participants remain fully vested in their accounts.

NOTE G - TAX STATUS

The Internal Revenue Service has determined and informed Abbott, the prior Plan sponsor, by a letter dated April 23, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE H – RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

	2006	2005
Net assets available for benefits per the financial statements	$5,885,196	$6,587,650
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	15,487	12,376
Net assets available for benefits per the Form 5500	$5,900,683	$6,600,026

Investments in collective trusts are required to be reported at fair value on the Form 5500.

SUPPLEMENTAL SCHEDULES

Hospira Ashland Union 401(k) Plan and Trust
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2006

Identity of party involved/ description of asset	Cost (a)	Current value
Common Stock		
Abbott Laboratories, common shares	$1,576,339	$1,952,297
Hospira, Inc., common shares*	1,170,625	1,119,055
Bank Collective Fund		
KeyBank EB MaGIC 50 Fund		416,326
Mutual funds		
American Funds Income Fund of America		370,884
Victory Diversified Stock Fund Class A		656,395
American Funds Growth Fund of America		995,022
Participant Loans, 4.00% to 9.25%*		390,273
Total		$5,900,252

*Represents a party-in-interest.

(a) Cost information omitted for investments that are fully participant directed.

Hospira Ashland Union 401(k) Plan and Trust
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2006

Identity of party involved/ description of asset	Purchase price	Sales: Cost of asset	Sales: Selling price (a)	Sales: Net gain (loss)
Hospira, Inc. common stock	$ 593,189	$425,148	$ 483,940	$ 58,792
Abbott Laboratories common stock	61,635	930,040	1,065,344	135,304

(a) Represents current value of asset at transaction date.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira Ashland Union 401(k) Plan and Trust
(Name of Plan)

Gail Denham

Date: June 22, 2007

Gail Denham,
Vice President, Compensation and Benefits

Index to Exhibit

EXHIBIT NUMBER	
23.1	Grant Thornton LLP Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated June 19, 2007, accompanying the financial statements and supplemental information of Hospira Ashland Union 401(k) Plan and Trust on Form 11-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Hospira, Inc.'s on Form S-8 for the (File Numbers 333-120074 and 333-115058).

Grant Thornton LLP

Chicago, Illinois
June 19, 2007

END

175 W. Jackson Boulevard
Chicago, IL 60604
T 312.856.0200
F 312.602.8099
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International